

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Martin H. Craven
Vice President and Chief Financial Officer
Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433

>   **Re: Questar Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010, as amended November 15, 2010**
>   **File No. 1-08796**

Dear Mr. Craven:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director